UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2010

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒                  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐               No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-         .)

EXHIBITS

Exhibit Number	Page

1.1	KongZhong Corporation Reports Unaudited Third Quarter 2010 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: November 23, 2010	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited Third Quarter 2010 Financial Results

Beijing, China, November 23, 2010 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited third quarter 2010 financial results.

Third Quarter 2010 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues above guidance – Total revenues for the Third Quarter of 2010 (“3Q10”) increased 7% year-over-year to US$ 37.67 million (“mn”), above the Company’s 3Q10 revenue guidance range of US$ 35 mn to US$ 36 mn.

●	Gross profit above prior guidance – Total gross profit was US$ 15.6 mn for 3Q10, exceeding the Company’s 3Q10 guidance range of US$ 14.5 mn to US$ 15.5 mn.
●
Net income in line with guidance – Net income in 3Q10 was US$ 1.17 mn, in line with the Company’s 3Q10 guidance range of US$1.0 mn to US$ 1.5 mn.  Basic net income per ADS was US$ 0.03 based on 37.05 mn ADS while diluted net income per ADS was US$ 0.03 based on 38.28 mn ADS outstanding as of September 30, 2010.

●
Non-GAAP net income in line with guidance – Non-GAAP net income was US$ 4.13 mn, in line with the Company’s guidance range of US$ 3.5 mn to US$ 4.5 mn, while Non-GAAP diluted net income per ADS was US$ 0.10 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of September 30, 2010, the Company had US$ 138.54 mn in cash and cash equivalents or US$ 3.74 per basic ADS in cash and cash equivalents.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang, said, "Against a more stable WVAS environment, KongZhong continued to make long-term investments to become a diversified digital entertainment player in the mainland China market. In 3Q, we streamlined our WIS and WVAS business to more efficiently address the coming consolidation we foresee in the China WVAS market, we continued to lead the mobile game market and we made significant progress in our Internet game strategy to develop a robust and differentiated online game pipeline for 2011."

Noteworthy Items:

•	On August 21st 2010, we launched our third self-developed 3D MMORPG, Xiakexing to open beta to mainland Chinese users

•
On October 7th, we announced our exclusive partnership for World of Tanks ("WoT"), a free-to-play massively multiplayer online action game focused on armored warfare, developed by Wargaming.net.  Closed beta testing began on November 8th 2010.

•	On October 20th 2010, we launched our fourth self-developed 3D MMORPG, Shengmozhixue to open beta to mainland Chinese users

Financial Results:

	For the Three Months Ended September 30, 2009 (US$ thousands)*	For the Three Months Ended June 30, 2010 (US$ thousands)*	For the Three Months Ended September 30, 2010 (US$ thousands)
Revenues	$35,091	$35,270	$37,669
WVAS	26,889	18,258	20,779
Mobile Games	8,202	13,002	13,931
Internet Games	-	4,010	2,959

Sales Tax	$800	$794	$694
WVAS	608	474	407
Mobile Games	192	253	225
Internet Games	-	67	62

Cost of Revenue	$17,167	$17,619	$21,366
WVAS	13,826	9,951	11,947
Mobile Games	3,341	7,203	8,659
Internet Games	-	465	760

Gross profit	$17,124	$16,857	$15,609
WVAS	12,455	7,833	8,425
Mobile Games	4,669	5,546	5,047
Internet Games	-	3,478	2,137

Gross profit ratio	49%	48%	41%
WVAS	46%	43%	41%
Mobile Games	57%	43%	36%
Internet Games	-	87%	72%

* During the 3rd quarter, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS. The financial information for each business line has been adjusted retrospectively to reflect this change in business lines.

Revenues

WVAS
WVAS revenues in 3Q10 were US$ 20.78 mn, a 14% increase from 2Q10 but a 23% decrease from the same period last year.  WVAS revenues declined over the same period last year due to the ongoing implementation of WVAS policy restrictions from our mobile operator partners and the overall operating environment for our WVAS business continued to remain difficult.

During the 3rd quarter, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS business line to reflect the ongoing changes in the wireless services industry which has negatively impacted our WIS business.  More importantly, a key revenue driver for our WIS business going forward is expected to be our partnership with China Mobile’s mobile literature platform.  This new revenue stream relies on significant resources from our WVAS business to operate this business and as such, the Company believes it is more appropriate to combine WIS into our overall WVAS business line.  In addition to using WVAS resources, our mobile literature business also leverages our ct.cn platform (WAP-based mobile literature site) and Zhulang.com (online literature platform) which had previously been under WIS.

If excluding WIS from WVAS, WVAS revenue would have been US$ 19.17 mn, increased 10% from 2Q10 but down 25% from the same period last year.  The sequential increase reflects some seasonal marketing activities (Chinese student summer holidays and related color ring back tone (“CRBT”) promotions), which we undertook during the quarter with various provincial mobile operators.

WIS revenues prior to consolidating into our WVAS business line were US$ 1.6 mn in 3Q10, an 81% increase from 2Q10 and a 7% increase from the same period last year.  The sequential growth in WIS is due to our mobile literature business in partnership with China Mobile’s mobile literature platform.

In 3Q10, 2G revenues represented 84% of total newly reported WVAS revenues, while 2.5G services made up 16% of total WVAS revenues.

The following table presents our separate WVAS and WIS business lines prior to consolidating WIS into WVAS, beginning this reporting period.

	For the Three Months Ended September 30, 2009 (US$ thousands)	For the Three Months Ended June 30, 2010 (US$ thousands)	For the Three Months Ended September 30, 2010 (US$ thousands)
Revenues
WVAS (prior to consolidating WIS)	25,387	17,365	19,166
WIS	1,502	893	1,613
New WVAS	26,889	18,258	20,779

Sales Tax
WVAS (prior to consolidating WIS)	528	436	340
WIS	80	38	67
New WVAS	608	474	407

Cost of Revenue
WVAS (prior to consolidating WIS)	13,074	9,031	10,849
WIS	752	920	1,098
New WVAS	13,826	9,951	11,947

Gross profit
WVAS (prior to consolidating WIS)	11,785	7,898	7,977
WIS	670	(65)	448
New WVAS	12,455	7,833	8,425

Gross profit ratio
WVAS (prior to consolidating WIS)	46%	45%	42%
WIS	45%	(7%)	28%
New WVAS	46%	43%	41%

Mobile Games
Total mobile game revenues in 3Q10 were US$ 13.93 mn, a 70% increase from the same period last year and a 7% increase from 2Q10.

Revenues from downloadable mobile games were US$ 13.06 mn representing an 84% increase from the same period last year and an increase of 6% from 2Q10.  In 3Q10, growth in our downloadable mobile game business (primarily mobile game monthly subscriptions) decelerated from previous period growth levels due a moderation in promotional activity from our mobile operator partners.  In 3Q10, average monthly mobile game subscribers were roughly 2.0 mn per month, at a similar level compared to 2Q10.

For the remainder of 2010, we expect our mobile operator partners to continue to decrease their mobile game package marketing activities, limiting the near-term ability for us to grow our mobile game business, but expect marketing activities to resume sometime in 2011.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0.87 mn, an increase of 34% from 2Q10, but a decrease of 22% from the same period last year.

In July 2010, we launched “Dream Tian Jie” a new mobile online game, whose revenues accounted for about 26% of the Company’s online mobile game revenues in 3Q10.  Revenues from “Tian Jie” accounted for another 18% of the Company’s online mobile game revenues while revenues from “Feng Shen” accounted for the remaining 56%, compared to 51% in 2Q10.

Revenues from downloadable mobile games made up 94% of total mobile game revenues compared to 95% in 2Q10.  Revenues from online mobile games made up roughly 6% of total mobile game revenues compared to 5% in 2Q10.

Internet Games

Internet Game business (“Net Game”) revenues were US$ 2.96 mn in 3Q10 or a 26% decrease from 2Q10. Net game revenue underperformed our expectations as the launch of Xiakexing (open beta in August) underperformed our targets and the commercial launch of Loong in the South Korean market was delayed until 4Q10.  However with the launch of Loong in Korea and other overseas markets in 4Q10 and the launch of a new online game, Shengmozhixue in October in mainland China, we expect our Net game business to rebound in 4Q10. Total overseas revenues as a percentage of total Net game revenues in 3Q10 were 18% compared to 37% in 2Q10.

For the 3Q10 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 69k, aggregate paying accounts of 68k with quarterly ARPU of RMB 240.

Gross Profit
Total gross profit was US$ 15.61 mn in 3Q10, a 9% decrease compared to the same period last year and a 7% decrease compared to 2Q10. Total gross margin was 41% in 3Q10 compared to 48% in 2Q10.

WVAS Gross Profit
Newly reported WVAS gross profit in 3Q10 was US$ 8.43 mn, an 8% increase from 2Q10 but a 32% decrease compared to the same period last year, due to the implementation of new mobile policies by our mobile operator partners.  3Q10 WVAS gross margin was 41% compared to 43% in 2Q10, as although we were able to grow overall WVAS revenues slightly on a sequential basis, the incremental WVAS revenues from CRBT and mobile literature revenues have lower gross margins due to higher revenue share to content owners, provincial mobile operators and China Mobile’s mobile literature platform.

Mobile Game Gross Profit
Mobile games gross profit in 3Q10 was US$ 5.05 mn, an 8% increase compared to the same period last year but a 9% decrease from 2Q10.  3Q10 mobile games gross margin was 36% compared to 43% in 2Q10. Mobile game gross profits and gross margins declined sequentially as the Company sought out new, non-operator distribution channels to offset the decrease in marketing activities by our mobile operator partners in our mobile game subscription business.  However, the effectiveness of these new distribution channels was significantly lower than the existing mobile operator channels, leading to lower gross profits in our mobile game business. We expect mobile game gross margins to stabilize around the 37-38% levels in the near future as we expect to work more closely with our mobile operator partners to offset the mix of lower margin distribution channels which contributed to overall mobile game revenues in 3Q10

Internet Game Gross Profit

Internet or Net game gross profit in 3Q10 was US$ 2.14 mn, a 39% decrease from 2Q10.  Net Game gross margin was 72% in 3Q10, a decrease from the 87% gross margin level in 2Q10.  3Q10 net game cost of services increased due the Company’s increase in our online game operational infrastructure to go from supporting two online games (Loong and Emofaze) to more than four online games, including those, which we launched during 3Q10 and 4Q10.   We would expect an improvement in 4Q10 Net game revenues to improve 4Q10 Net game gross margins as the bulk of Net game cost of sales are fixed in nature.

Operating Expenses

	For the Three Months Ended September 30, 2009 (US$ thousands)	For the Three Months Ended June 30, 2010 (US$ thousands)	For the Three Months Ended September 30, 2010 (US$ thousands)
Product development	$4,829	$6,144	$6,209
Sales and marketing	4,338	5,143	5,302
General and administrative	2,630	2,692	2,859
Total Operating Expenses	$11,797	$13,979	$14,370

Total operating expenses increased 3% sequentially to US$ 14.37 mn in 3Q10 compared to US$ 13.98 mn in 2Q10, as we maintained strict cost controls due to the ongoing restrictive WVAS policy environment.

Product development expenses in 3Q10 were US$ 6.21 mn compared to US$ 6.14 mn in 2Q10 or a 1% increase.

Sales and marketing expenses in 3Q10 were US$ 5.30 mn compared to US$ 5.14 mn in 2Q10 and US$ 4.34 mn in the same period last year. The small increase in sales and marketing is due to promotional activities related to the launch of our self-developed online game, Xiakexing in August.

General and administrative expenses in 3Q10 were US$ 2.86 mn compared to US$ 2.69 mn in 2Q10, or an increase of roughly 6% quarter-over-quarter.  The increase in general and administrative expenses was mainly due to the exchange loss of USD assets located in the People’s Republic of China (PRC), which translated into about a US$ 0.11 mn expense.

The Company’s total headcount decreased to 1,065 at the end of 3Q10 compared to 1,209 at the end of 2Q10 which is the result of the Company’ efforts to streamline and derive synergies from our WIS and WVAS teams as reflected in the consolidation of WIS into WVAS business line.

Operating Profit and Earnings

Operating profit for 3Q10 was US$ 1.24 mn compared to US$ 2.88 mn in 2Q10.  Operating margins were 3% in 3Q10 compared to 8% in 2Q10.

Net income and Non-GAAP net income in 3Q10 were US$ 1.17 mn and US$ 4.13 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.03 and US$ 0.10 in 3Q10, respectively.

Total diluted ADS outstanding as of September 30, 2010 were 38.28 mn, compared to38.65 mn as of June 30, 2010.

	Balance as of June 30, 2010	Balance as of September 30, 2010
Basic ADS	36.76	37.05
Add: Outstanding options and nonvested shares	1.36	0.90
Warrant to NGP	0.53	0.33
Diluted ADS	38.65	38.28

Balance Sheet
As of September 30, 2010, the Company had $138.54 mn in cash and cash equivalents or US$ 3.74 per basic ADS in cash and cash equivalents.

Business Outlook (For the 3-month period ending December 31, 2010):
The Company expects total revenues for 4Q10 to be within the range of US$ 35.5 mn to 36.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$18.5 mn, mobile game revenues of US$ 13 mn and Online Game revenues of US$ 4.5mn.

The Company expects total gross profit to be within the range of US$ 15.5 mn to 16.5mn, total operating profit to be US$ 3 mn to 4 mn, while Non-GAAP net profit to be roughly US$  5.5 mn to US$ 6.5 mn.

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 23rd, 2010 (7:30 pm Eastern time and 4:30 pm Pacific time on November 22nd 2010).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

Final Contingent Payment and Total Consideration for Dacheng

As announced on December 15th 2009, the Company entered into a transaction to acquire Shanghai Dacheng Network Technology Co., Ltd.(Dacheng).  The final contingent payment and total consideration will be determined based on Dacheng's audited NPAT for 2010, which may not be the same amount as expected as of the acquisition date.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended September 30, 2009	For the Three Months Ended June 30, 2010	For the Three Months Ended September 30, 2010

Revenues	$35,091	$35,270	$37,669
Sales Tax	800	794	694
Cost of revenues	17,167	17,619	21,366
Gross profit	17,124	16,857	15,609
Operating expenses
Product development	4,829	6,144	6,209
Sales & marketing	4,338	5,143	5,302
General & administrative	2,630	2,692	2,859
Total operating expenses	11,797	13,979	14,370
Operating profit	5,327	2,878	1,239
Interest income	717	557	603
Investment income	117	254	230
Interest expense on convertible notes	234	253	277
Income before tax expense	5,927	3,436	1,795
Income tax expense	1,431	859	628
Net income	$4,496	$2,577	$1,167

Basic earnings per ADS	$0.13	$0.07	$0.03
Diluted earnings per ADS	$0.11	$0.07	$0.03
Weighted average ADS outstanding (mn)	34.08	36.76	37.05
Weighted average ADS used in diluted EPS calculation (mn)	39.24	38.65	38.28

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)
	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2010
Cash Flows From Operating Activities
Net Income	$10,567	$6,909
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	2,963	3,701
Depreciation and amortization	2,058	5,815
Disposal of property and equipment	(4)	2
Provision of Bad debt	-	46
Investment Income	-	602
Amortization of the debt discount	202	427
Changes in operating assets and liabilities	(8,429)	(7,920)
Net Cash Provided by Operating Activities	7,357	9,582

Cash Flows From Investing Activities
Purchases of subsidiaries	(4,433)	(9,854)
Purchase of property and equipment	(1,167)	(1,631)
Proceeds from disposal of property	4	2
Net Cash Used in Investing Activities	(5,596)	(11,483)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes	6,620	-
Interest paid for convertible notes	-	(508)
Proceeds from exercise of share options	603	276
Stock Repurchase	(11,107)	-
Net Cash Used in Financing Activities	(3,884)	(232)

Effect of foreign exchange rate changes	75	1,384

Net increase in Cash and Cash Equivalents	$(2,048)	$(749)
Cash and Cash Equivalents, Beginning of Period	$136,054	$139,290
Cash and Cash Equivalents, End of Period	$134,006	$138,541

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	September 30, 2009	June 30, 2010	September 30, 2010

Cash and cash equivalents	$134,006	$134,771	$138,541
Short-term investments	-	-	72
Accounts receivable (net)	23,463	32,416	33,400
Other current assets	6,745	3,423	3,457
Total current assets	164,214	170,610	175,470

Rental deposits	582	615	650
Intangible assets (net)	1,849	12,675	11,450
Property and equipment (net)	3,107	4,496	4,160
Long-term investments	2,964	1,473	1,494
Goodwill	21,262	90,671	92,186
Total assets	$193,978	$280,540	$285,410

Accounts payable(including accounts payable of the consolidated VIE without recourse to KongZhong Corporation of $11,147 , $10,918 and $10,294 as of September 30, 2009 and June 30and September 30, 2010, respectively)	$11,161	$10,945	$10,320
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $0, $3,040 and $3,472 as of September 30, 2009 and June 30 and September 30, 2010, respectively)	-	$3,040	$3,472
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $7,028, $7,261 and $6,294 as of September 30, 2009 and June 30 and September 30, 2010, respectively)	10,479	67,011	65,740
Total current liabilities	21,640	80,996	79,532

Convertible notes	2,767	3,235	3,275
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $400, $3,094 and $2,802 as of September 30, 2009 and June 30 and September 30, 2010, respectively)	400	3,094	2,802
Total liabilities	$24,807	$87,325	$85,609

Shareholders’ equity	169,171	193,215	199,801
Total liabilities & shareholders’ equity	$193,978	$280,540	$285,410

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended September 30, 2010 (US$ thousands)
GAAP Net Income (Loss)	$4,496	$2,577	$1,167
Share-based compensation	1,229	1,161	1,299
Financial expense on convertible notes	234	253	277
Amortization of intangibles	319	1,377	1,388
Non-GAAP Net Income	$6,278	$5,368	$4,131

Non-GAAP diluted net income per ADS (Note 1)	$0.16	$0.13	$0.10

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible notes issued to Nokia Growth Partners, or equivalent to 40.18 million ADS.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our online games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Jing Wu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-21) 5271 7595
Fax: (+86-10) 8857 5891	Fax: (+86-21) 5271 7595
E-mail: ir@kongzhong.com	E-mail: wujing@kongzhong.com